FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the National Securities Commission), dated March 31, 2009.

NORTEL INVERSORA S.A.

Buenos Aires, March 31, 2009

To the

Comisión Nacional de Valores

Dear Sir:

Ref : Resolution CNDC N° 43/09

In my capacity as Responsible for Market Relations of Nortel Inversora S.A., I hereby inform you that we have been notified of Resolution 43/09 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”) in the file Nº S01: 0147971/2007 recorded as “Telefónica de España , Olimpia y Otros s/Diligencia Preliminar,” Art. 8 Law Nº 25.156, whereby we are informed of the implementation of a checking, control and monitoring mechanism until April 30, 2009 by the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION, in the group of companies integrated by Sofora Telecomunicaciones S.A, Nortel Inversora S.A, Telecom Argentina S.A, Telecom Personal S.A. and their subsidiaries located in Argentina. Said monitoring mechanism calls for the appointment of two Observers who will be responsible for protecting the public interest of the market, competition, users and consumers.

Yours sincerely,

José Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 6, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager